Vestin Realty Mortgage II, Inc.
8880 W. Sunset Road, Suite 200
Las Vegas, Nevada  89148
June 9, 2016
VIA EDGAR
Tom Kluck, Legal Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:   Vestin Realty Mortgage II, Inc.
   Form RW—Request to Withdraw Registration Statement on Form S-4 (File No. 333-183469)
Ladies and Gentlemen:
Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Securities Act"), Vestin Realty Mortgage II, Inc. (the "Registrant") hereby respectfully applies to the U.S. Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced Registration Statement on Form S-4, together with all amendments and exhibits thereto (the "Registration Statement").
The Registration Statement was filed in connection with the proposed issuance of shares of the Registrant's common stock pursuant to that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 20, 2012, by and among the Registrant, Vestin Realty Mortgage I, Inc. ("VRM I") and VRM Merger Sub, Inc. ("Merger Sub"), pursuant to which Merger Sub would merge with and into VRM I, with VRM I surviving the merger as a wholly owned subsidiary of the Registrant.  The reason for this withdrawal is that the Merger Agreement has been terminated and, as a result, the proposed merger contemplated by the Merger Agreement and the proposed offering of the shares under the Registration Statement, will not occur.  Because the proposed offering of the shares registered under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.  The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for future use.

Your assistance in this matter is greatly appreciated. Please do not hesitate to contact the undersigned at  (702) 227-0965 or Ben Chung of Morrison & Foerster LLP at (213) 892-5562 with any questions you may have.

Very truly yours,

Vestin Realty Mortgage II, Inc.

/s/ Michael V. Shustek
Name: Michael V. Shustek
Title: President & Chief Executive

cc:  Ira S. Levine, Esq.
    Levine Garfinkel & Eckersley

       Hillel T. Cohn, Esq. and Ben Chung, Esq.
Morrison & Foerster LLP